NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the Guarantee by Western Pacific Housing - Windflower, L.P. with respect to the D.R. Horton, Inc. 5.750% Senior Notes due 2023 from listing and registration on the Exchange at the opening of business on October 17, 2016, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(4) That all rights pertaining to the entire class of this security were extinguished on October 4, 2016. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 4, 2016.